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                                October 19, 2023

       Jim Van Hoof
       General Counsel
       Electriq Power Holdings, Inc.
       625 N. Flagler Drive, Suite 1003
       West Palm Beach, Florida 33401

                                                        Re: Electriq Power
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on September
22, 2023
                                                            File No. 333-274657

       Dear Jim Van Hoof:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed on September 22, 2023

       General

   1. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being
registered for resale. Highlight any differences in the current trading price, the prices that
each selling securityholder acquired their securities, and the price that the public
securityholders acquired their securities. Disclose that while such selling securityholders may
experience a positive rate of return based on the current trading price, the public
securityholders may not experience a similar rate of return on the securities they purchased due to
differences in the purchase prices and the current trading price.
                                                        Please also disclose
the potential profit the selling securityholders will earn based on the current trading price.
Lastly, please update your risk factor disclosure.
       Cover Page

   2. For each of the securities being registered for resale, disclose the price that the selling
 Jim Van Hoof
Electriq Power Holdings, Inc.
October 19, 2023
Page 2
       securityholders paid for such security.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 90

3. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, if the company is likely to have to seek additional capital, discuss the
       effect of this offering on the company   s ability to raise additional
capital.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sarah Sidwell at 202-551-4733 or Evan Ewing at 202-551-5920 with any questions.



                                                            Sincerely,
FirstName LastNameJim Van Hoof
                                                            Division of
Corporation Finance
Comapany NameElectriq Power Holdings, Inc.
                                                            Office of
Manufacturing
October 19, 2023 Page 2
cc:       Anthony Ain
FirstName LastName